Mail Stop 6010

	November 3, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Amendment No. 3 to Registration Statement on Form SB-2
      Filed October 25, 2005
	Registration No. 333-125335

Dear Mr. Bettger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1. Tell us how you concluded that Advanced BioEnergy LLC is exempt from broker-dealer registration with the SEC. Tell us how the LLC is acting as a broker-dealer and how it satisfies a registration exemption.

Fagen, Inc., page 57

2. Clarify the relationship between Fagen, Inc. and Fagen
Engineering
LLC. With a view toward disclosure, please tell us why your Fagen agreements are with different entities.

Plan of Distribution, page 72

3. Please tell us whether any distribution participant has participated in selling an offering of securities for any other issuer within the last 12 months.

Exhibits

4. We note your reference to a new request for confidential treatment. We will issue any comments on that request separately. All comments on the request must be resolved before we may accelerate the effective date of your registration statement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Todd, Review Accountant at (202) 551-
3605
if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or me at (202) 551-3617 with any other questions.


	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
??

??

??

??

Robert E. Bettger
Advanced BioEnergy, LLC
November 3, 2005
Page 2